Exhibit 21

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Organization	% Owned
New Zealand WAYNE’s New Resources Development Co., Ltd.	BVI	100%
Heilongjiang Shuaiyi New Energy Development Co., Ltd.	PRC	100%
Daqing Shuaiyi Biotech Co., Ltd.	PRC	100%
Harbin Shuaiyi Green & Specialty Food Trading LLC	PRC	100%